Exhibit 99.2

Arqit Quantum Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2026

Arqit Quantum Inc.

Unaudited Condensed Consolidated Financial Statements

as of and for the period ended 31 March 2026

Arqit Quantum Inc.

Condensed Consolidated Statement of Comprehensive Income

For the period ended 31 March 2026

		Unaudited six	Unaudited six
		month	month
		period ended	period ended
		31 March 2026	31 March 2025
			As restated
		$’000	$’000
Continuing operations
Revenue	2	623	67
Other Income	2	187	101
Administrative expenses	3	(33,923)	(20,214)
Impairment loss on trade receivables and contract assets		(568)	—
Operating losses		(33,681)	(20,046)
Change in fair value of warrants		261	(2)
Finance costs		(47)	(26)
Finance income		410	566
Loss before tax		(33,057)	(19,508)
Income tax		1	—
Loss from continuing operations		(33,056)	(19,508)
Discontinued operation
Profit from discontinued operation, net of tax	4	24	91
Loss for the period		(33,032)	(19,417)
Other comprehensive loss:
Items that may be reclassified to profit or loss
Currency translation differences		2,918	4,522
Total comprehensive loss for the period attributable to equity holders		(30,114)	(14,895)

Total comprehensive (loss)/profit for the year attributable to equity holders arises from:
Continuing operations		(30,138)	(14,986)
Discontinued operations		24	91
Total comprehensive loss for the year attributable to equity holders		(30,114)	(14,895)

Earnings per ordinary share from continuing operations attributable to equity holders

Basic earnings per share		(1.99354)	(1.52901)
Diluted earnings per share		(1.99354)	(1.52901)

Earnings per ordinary share for the loss attributable to equity holders

Basic earnings per share		(1.99195)	(1.52188)
Diluted earnings per share		(1.99195)	(1.52188)

Arqit Quantum Inc.

Condensed Consolidated Statement of Financial Position

As at 31 March 2026

		Unaudited	Audited
		31 March	30 September
	Note	2026	2025
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment		261	125
Right of use asset	10	1,771	595
Intangible assets	5	2,042	2,112
Total non-current assets		4,074	2,832

Current assets
Trade and other receivables	6	3,302	3,041
Cash and cash equivalents		28,860	36,978
Total current assets		32,162	40,019
Total assets		36,236	42,851

LIABILITIES
Current liabilities
Trade and other payables	7	5,559	7,635
Lease liabilities		1,032	265
Provisions		—	7,000
Total current liabilities		6,591	14,900

Non-current liabilities
Lease liabilities		1,140	454
Warrants liability		—	261
Total non-current liabilities		1,140	715
Total liabilities		7,731	15,615
Net assets		28,505	27,236

EQUITY
Share capital	8	41	38
Share premium	9	237,966	206,467
Other reserves	9	166,804	166,804
Foreign currency translation reserve	9	(7,560)	(10,478)
Share-based payment reserve	9	38,114	38,233
Retained earnings	9	(406,860)	(373,828)
Total Equity		28,505	27,236

Arqit Quantum Inc.

Condensed Consolidated Statement of Changes in Equity

For the period ended 31 March 2026

				Foreign	Share
	Share	Share	Other	currency	option	Retained
	Capital	Premium	reserves	translation	reserve	earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 October 2024	29	150,084	166,804	(9,441)	36,456	(332,114)	11,818
Loss for the period	—	—	—	—	—	(19,417)	(19,417)
Other comprehensive income	—	—	—	4,522	—	—	4,522
Total comprehensive income	—	—	—	4,522	—	(19,417)	(14,895)
Issuance of ordinary shares	5	18,150	—	—	—	—	18,155
Transactions with owners in their capacity as owners:
Share option charge	—	2,251	—	—	(1,351)	—	900

Balance at 31 March 2025 attributable to owners of the Group	34	170,485	166,804	(4,919)	35,105	(351,531)	15,978

Balance at 1 October 2025	38	206,467	166,804	(10,478)	38,233	(373,828)	27,236
Loss for the period	—	—	—	—	—	(33,032)	(33,032)
Other comprehensive income	—	—	—	2,918	—	—	2,918
Total comprehensive income	—	—	—	2,918	—	(33,032)	(30,114)
Issuance of ordinary shares	3	31,499	—	—	—	—	31,502
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	(119)	—	(119)

Balance at 31 March 2026 attributable to owners of the Group	41	237,966	166,804	(7,560)	38,114	(406,860)	28,505

Arqit Quantum Inc.

Condensed Consolidated Statement of Cash Flows

For the period ended 31 March 2026

	Unaudited	Unaudited
	six month	six month
	period ended	period ended
	31 March	31 March
	2026	2025
	$’000	$’000
Cash flows from operating activities
Cash used in operations	(25,668)	(12,476)

Net cash used in operating activities	(25,668)	(12,476)

Cash flows from investing activities
Interest received	410	566
Capital expenditure on property, plant and equipment	(31)	(30)
Capital expenditure on intangibles	—	(223)

Net cash from investing activities	379	313

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	17,747	16,548
Shares issued on exercise of warrants	116	1,607
Payments of lease liabilities	(422)	(151)
Payments of interest portion of lease liabilities	(46)	(26)
Proceeds from government grants	—	239

Net cash generated from financing activities	17,395	18,217

Net decrease in cash and cash equivalents	(7,894)	6,054
Cash and cash equivalents at beginning of period	36,978	18,705
Foreign exchange on cash and cash equivalents	(224)	22

Cash and cash equivalents at end of period	28,860	24,781

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

1.	General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

These condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

The principal activity of the Group is provision of cybersecurity services.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, including IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2025. The report of the auditors on those financial statements was unqualified. The comparative balance sheet figures for the year ended September 30, 2025, were derived from the audited consolidated financial statements.

The unaudited condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest units (USD ‘000), except when otherwise indicated.

Information on the accounting policies applied can be found in the Group’s latest annual audited financial statements. The unaudited condensed consolidated interim financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss.

Going Concern

The directors have adopted the going concern basis in preparing these condensed consolidated financial statements. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group. As part of their assessment, the Directors have also taken into account the ability to raise additional funding whilst maintaining sufficient cash resources to meet all commitments. The Group has prepared detailed forecasts considering the impact of the current economic and political climate and uncertainties and strong cost control measures in place. The forecasts show that the Group will be able to grow according to its plans and that it can continue to operate for the foreseeable period. Based on the above, the Directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future, such that they will be able to realize their assets and discharge their liabilities in the normal course of business for a period of at least 12 months from the date of signing these consolidated condensed financial statements, and beyond. Therefore, the financial statements are prepared on the going concern basis.

Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

1.	General information and significant accounting policies (continued)

Use of judgments and estimates (continued)

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a senior finance team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The senior finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the senior finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group audit committee.

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

New and amended standards adopted by the Group

There have been no new or amended standards adopted by the Group for the first time during the interim period.

Operating segments

The Group to operates within one operating segment, being the provision of cybersecurity services.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

2.	Revenue

The Group’s operations and main revenue streams are those described in the last annual financial statements. The Group’s revenue is derived from contracts with customers.

Disaggregation of revenue

In the following table, revenue is disaggregated by primary geographical market and service line.

	Period ended	Period ended
	31 March	31 March
	2026	2025
	$’000	$’000

SKA-Platform™ – provision of services	623	67

Geographical markets
UK	137	67
Other	486	—
	623	67

Grants of $187k received during the period are shown as Other Income on The Statement of Comprehensive Income.

Contract balances

The following table provides information about receivables and contract liabilities with customers.

	31 March	30 September
	2026	2025
	$’000	$’000

Receivables, which are included in trade and other receivables	961	657
Contract liabilities	361	444

The contract assets primarily relate to the Group’s rights to consideration for work completed or in progress but not billed at the reporting date on services provided. The contracts are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The contract liabilities primarily relate to the advance consideration received from customers for services where revenue is recognized over time.

The full amount of $6k recognized in contract liabilities at the beginning of the period has been recognized as revenue in the six months ended 31 March 2026.

The amount of revenue recognized in the six months ended 31 March 2026 from performance obligations satisfied (or partially satisfied) in previous periods is $nil.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

3.	Expenses by Nature

	Period ended	Period ended
	31 March	31 March
	2026	2025
		As restated
	$’000	$’000
Employee benefit expense and other staff costs	11,338	9,822
Legal and professional	2,701	1,729
Foreign exchange	2,957	4,542
Property costs	419	203
Share based compensation	12,764	872
Depreciation	409	126
Amortisation	256	314
Other expenses	3,079	2,606
Total administrative expenses	33,923	20,214

4.	Discontinued operations

In May 2023, Arqit announced that it was selling its satellite division consisting of satellite assets under construction, patents, customer contracts and an engineering team. During the six months ended March 31, 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result the assets of the satellite division were fully impaired as at 31 March 2024. The condensed consolidated statement of comprehensive income presents profit/(loss) from discontinued operations separately from continuing operations.

During the six months ended 31 March 2026, Arqit recognised a grant claim received of $26k related to a satellite project completed during the fiscal year ended 30 September 2026.

The impact on the statement of comprehensive income is as below:

	Period ended	Period ended
	31 March	31 March
	2026	2025
	$’000	$’000
Other Income	24	117
Administrative expenses	—	(59)
Impairment loss	—	33
Tax credit	—	—
Profit/(loss) from discontinued operation, net of tax	24	91

The net cash flows associated with the discontinued operations are as follow:

	Period ended	Period ended
	31 March	31 March
	2026	2025
	$’000	$’000
Net cash generated in/from operating activities	24	117
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Net cash flows for the period	24	117

There is no impact from the discontinued operation on the financial position of the Group at 31 March 2026.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

5.	Intangible fixed assets

31 March
2026
$’000
Cost
At 1 October 2025	2,957
Additions	—
Foreign exchange on translation	168
At 31 March 2026	3,125
Amortisation
At 1 October 2025	(845)
Charge	(256)
Foreign exchange on translation	18
At 31 March 2026	(1,083)
Net Book Value
At 31 March 2026	2,042
At 30 September 2025	2,112

Amortisation on intangible assets is calculated under the straight-line method over their estimated useful lives of between 3 – 10 years.

An impairment test was performed for the period ended March 31, 2026, which considered the value of existing contracts and forecasted revenues. No impairment was deemed necessary.

6.	Trade and other receivables

	31 March	30 September
	2026	2025
	$’000	$’000
Current assets
Trade debtors	392	657
Other debtors	1,128	1,532
Prepayments and accrued income	1,782	852
Total	3,302	3,041

The carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

7.	Trade and other payables

	31 March	30 September
	2026	2025
	$’000	$’000
Current liabilities
Trade payables	807	47
Other tax and social security	1,536	3,167
Other creditors	605	774
Accruals	2,251	3,203
Deferred income	360	444
Total	5,559	7,635

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the period. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The carrying amount of financial liabilities recorded at amortised costs in the financial statements approximate their fair value.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

8.	Share capital

	Number of ordinary	Share capital
	shares	$
30 September 2025 – par value $0.0025	15,291,767	38,229

ATM	846,911	2,117
Registered Direct Offering	—	—
Warrants exercised	46,440	116
EMIs exercised	30,102	76
RSUs granted	365,635	914

31 March 2026 – par value $0.0025	16,580,855	41,452

9.	Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the presentational currency of the group.

Share based payment reserve

Cumulative charges in respect of share options issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognized elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

10.	Leases

Leases as lessee

The Group leases several assets including an office building and IT equipment. The average lease term for buildings is 5 years and for IT equipment is 3 years. Information about leases for which the Group is a lessee is presented below.

The Group leases a building and IT equipment which is a short term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases. The Group’s commitment for short-term leases at March 31, 2026 is not material.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

10.	Leases (continued)

Right-of-use assets

	Land &	IT
	buildings	equipment	Total
	$’000	$’000	$’000
Cost
At 1 October 2025	1,100	79	1,179
Additions	1,556	—	1,556
Modifications	21	—	21
Disposals	—	—	—
Foreign exchange on translation	(2)	—	(2)
At 31 March 2026	2,675	79	2,754
Depreciation
At 1 October 2025	(558)	(26)	(584)
Charge	(361)	(17)	(378)
Disposals	—	—	—
Foreign exchange on translation	(1)	(20)	(21)
At 31 March 2026	(920)	(63)	(983)
Net Book Value
At 31 March 2025	542	53	595
At 31 March 2026	1,755	16	1,771

Lease liability

	31 March	30 September
	2026	2025
	$’000	$’000
Current liabilities
Lease liabilities	1,032	265

Non-current liabilities
Lease liabilities	1,140	454
	2,172	719

Amounts recognised in profit or loss

	31 March	31 March
	2026	2025
	$’000	$’000
Depreciation expense on right of use assets	378	148
Interest on lease liabilities	46	26
Total	424	174

Amounts recognised in statement of cash flows

	31 March	31 March
	2026	2025
	$’000	$’000

Total cash outflow for leases	468	174

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2026

11.	Prior period error

During the ended September, 30 2025, An error was identified in the application of IFRS 2 Share-based Payment relating to the recognition and measurement of the share-based payment expense for Restricted Stock Units (RSUs). This resulted in an understatement of share based payment expense in profit or loss and an understatement of equity in prior periods. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the error has been corrected retrospectively. The correction is an accounting restatement and non-cash in nature, accordingly, there is no impact on the company’s cash position arising from this correction. The error has been corrected retrospectively. The comparative figures for the period ended March 31, 2025, have been restated as follows:

Impact on consolidated statement of comprehensive income

	Period ended	Period ended
	31 March	31 March
	2025	2025
	$’000
	As previously	$’000
	disclosed:	As restated:

Administrative expenses	(17,963)	(20,214)

Loss before tax	(17,257)	(19,508)

Loss for the period attributable to equity holders	(17,166)	(19,417)

There was no impact on the statement of financial position and statement of cash flows.

12.	Contingent Liabilities

As previously reported, the Company is aware of legal proceedings relating to it, however given their nature and the uncertainties involved in the outcomes and financial impact, no liability has been recorded in relation to them.

13.	Post balance sheet events

On May 1, 2026, Arqit’s board of directors appointed Cristina Levis as a Class I independent director and as a member of the Company’s Audit Committee.